March 10, 2009

Mr. Larry L. Greene United States Securities and Exchange Commission 100 F Street, N.E., Mail Stop 4720 Washington, D.C. 20549

RE:	Prospect Capital Corporation (the "Company") File Nos. 814-00659 & 333-143819

Dear Mr. Greene:

We are in receipt of comments provided by you over the phone during the week of March 2, 2009 and by Richard Pfordte by phone on March 10, 2009 regarding the Registration Statement on Form N-2 of the Company.

The Company has considered these comments and has authorized us to make on its behalf the responses and changes to the Company's Registration Statement discussed below.  These changes will be reflected in Post-Effective Amendment No. 10 to the Company's Registration Statement.  We are enclosing copies of pages changed to respond to these comments that have been marked to show the Company's responses.

The Company's responses to the comments are set forth below.  For ease of reference, a summary of each comment is set forth in italics and followed by the corresponding response.

1.  Please add an undertaking that the Company will not do a takedown from the shelf registration statement without a new post-effective amendment if the Company's accountants have raised a growing concern issue.

The Company has made an explicit reference to the requested effect in its undertakings.

2.  Please explain the statement in the "Use of Proceeds" regarding "to manage balance sheet liquidity."

The Company has added further explanations each place this phrase occurs.

Mr. Larry L. Greene
March 10, 2009

3.  Please add additional details as previously requested regarding rights offerings if the Company intends to be able to do such a rights offering through a prospectus supplement.

The Company has deleted the ability to do a rights offering at a discount through a prospectus supplement.  Inasmuch as the special concerns related to rights offerings at a discount do not exist if the rights offering is at or above NAV per share, the Company has not deleted the ability to complete such offerings at or above NAV through a prospectus supplement.

4.  Please provide us with supplemental information regarding the credit facility commitment previously referred to in the base prospectus under "Prospectus Summary — Recent Developments."

The Company does not have a commitment for a new credit facility or a term sheet for such a facility.  Rather, the Company has a commitment from Rabobank to seek to form a syndicate of lenders that would provide a facility commitment.  That is, the Company only has an agreement from the potential arranger (equivalent to a placement agent in a securities offering) to use its efforts to determine whether it can find other banks interested in forming a group to provide a credit facility.  As a consequence there are no terms at this date.

5.  Please place the expense example prior to the notes to the expense table.

This change has been made.

6.  Please provide additional detail regarding the types of offerings that may be accomplished under the Prospectus.  Include such matters as agreements that are to be filed, additional disclosures, associated types of selling compensation, any differences in accounting between different types of offerings, any additional FINRA issues, any differences in the conduct of an offering below NAV per share or above NAV per share, whether any of the types of offerings described are options subject to Section 61 of the 1940 Act and whether a shelf takedown could be used to sell control of the Company.

The Company has deleted the optional cash purchase program offerings language as the Company does not intend to make offerings on such basis.  The Company has also expanded disclosure in "Plan of Distribution" to address the types of issues raised by your comment to the extent applicable and not already covered in the disclosure.

The Company believes that further disclosure regarding compensation is only meaningful in the context of an actual particular offering, that there are no additional FINRA issues at this stage of the process, that the plan of distribution will not vary depending on whether the offering is at a price above or below NAV per share, that the type of offerings covered by the Prospectus do not include offerings of securities that would be options under Section 61 of the 1940 Act and that the Company does not envision selling a controlling stake to any investor through an offering under the Prospectus.

7.  Please include a form of prospectus supplement in the next filing.

Mr. Larry L. Greene
March 10, 2009

Amendment No. 10 will include a form of prospectus supplement.

8.  Please limit the amount of NAV per share dilution from takedowns under the post-effective amendment declared effective by the SEC to no more than 15%.

The requested change has been made.

*          *          *         *

You also raised three general accounting issues not related to the registration statement.

A.           You noted that the June 30, 2008 Form 10-K filing did not have a conformed signature for the auditor's report or the report on internal controls.

The Company will refile the affected reports with appropriate conformed signatures.

B.           You asked whether the annual report to shareholders was similarly affected.

The annual report also omitted conformed signatures.  We do not believe, however, that any remailing to shareholders is required.

C.           The Company's February 10, 2009 press release failed to note that the statutory safe harbor for forward-looking statements does not apply to business development companies.

The Company will update its press release template to correct this point.

We believe that the above responses adequately respond to the concerns raised in your comments.  Should you have any additional comments or concerns, please feel free to contact me at (212) 735-2790.

Sincerely,

s/Richard T. Prins

cc:     Grier Eliasek
         Brian Oswald
         Joseph Ferraro
                Prospect Capital Corporation

Filed Pursuant to Rule 497(e)
Registration No. 333-143819

 PROSPECTUS SUPPLEMENT
(To Prospectus dated March ___, 2009)

_________ Shares

Common Stock

$_____ per share

Prospect Capital Corporation is a financial services company that lends to and invests in middle market, privately-held companies. We are organized as an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Prospect Capital Management LLC manages our investments, and Prospect Administration LLC provides the administrative services necessary for us to operate.

We are offering _____________ shares of our common stock directly to institutional investors. We have not retained any underwriter or placement agent, and we will not pay any commission or underwriting discount in connection with this offering. See “Plan of Distribution” beginning on page S-__ of this Prospectus Supplement for more information regarding this offering. These shares are being offered at a discount from our most recently determined net asset value per share pursuant to authority granted by our stockholders at the annual meeting of shareholders held on February 12, 2009.  Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share.  See “Risk Factors” beginning on page S - ____ and “Sales of Common Stock Below Net Asset Value” on page S–__ of this prospectus supplement and on page 76 of the accompanying prospectus.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “PSEC.” The last reported closing price for our common stock on __________, 2009 was $______ per share, and our most recently determined net asset value per share was $______.

This prospectus supplement and the accompanying prospectus contain important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information is available free of charge by contacting us at 10 East 40th  Street, 44th Floor, New York, NY 10016 or by telephone at (212) 448-0702. The SEC maintains a website at www.sec.gov where such information is available without charge upon written or oral request. Our Internet website address is www.prospectstreet.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S– __ of this prospectus supplement and on page 9 of the accompanying prospectus.

Neither the SEC nor any state securities commission, nor any other regulatory body, has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Proceeds to Prospect Capital Corporation, before expenses(1)	$	$

(1)	Before deducting estimated offering expenses payable by us of approximately $______.

Prospectus Supplement dated ________, 2009

           You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition and results of operations may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in that prospectus.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Prospectus Summary	S-1
Risk Factors	S-6
Use of Proceeds	S-7
Capitalization	S-8
Distributions and Price Range of Common Stock	S-9
Sales of Common Stock Below Net Asset Value	S-11
Plan of Distribution	S-14
Legal Matters	S-14
Independent Registered Public Accounting Firm	S-14
Available Information	S-14

PROSPECTUS
About this Prospectus	ii
Prospectus Summary	1
Selected Condensed Financial Data	7
Risk Factors	9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	26
Report of Management on Internal Control Over Financial Reporting	47
Use of Proceeds	48
Forward-Looking Statements	49
Distributions	51
Price Range of Common Stock	53
Business	54
Management	60
Certain Relationships and Transactions	78
Control Persons and Principal Stockholders	79
Portfolio Companies	80
Determination of Net Asset Value	83
Sales of Common Stock Below Net Asset Value	84
Dividend Reinvestment Plan	88
Material U.S. Federal Income Tax Considerations	90
Description of our Capital Stock	97
Description of Our Preferred Stock	104
Description of Our Warrants	105
Description of Our Debt Securities	107
Regulation	109
Custodian, Transfer and Dividend Paying Agent and Registrar	116
Brokerage Allocation and Other Practices	117

Plan of Distribution	118
Legal Matters	120
Independent Registered Public Accounting Firm	120
Available Information	120
Index to Financial Statements	F-1
Part C -- Other Information	C-1

The Offering

Common stock offered by us	_________ shares.

Common stock outstanding prior to this offering	_________ shares.

Common stock outstanding after this offering	_________ shares.

Use of proceeds
We expect to use the net proceeds of this offering initially to maintain balance sheet liquidity, involving repayment of all or a portion of the amounts outstanding under our credit facility, investment in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with our investment objective. See “Use of Proceeds” in this prospectus supplement.

The NASDAQ Global Select Market symbol	PSEC

Risk factors
See “Risk Factors” in this prospectus supplement and the accompanying prospectus and other information in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Current distribution rate
For our second fiscal quarter of 2009, our Board of Directors declared a quarterly dividend of $0.40375 per share, representing our 17th consecutive quarterly dividend increase and an annualized dividend yield of approximately 14.8% based on our December 18, 2008 closing stock price of $11.06 per share. Our dividend is subject to change or discontinuance at any time in the discretion of our Board of Directors. Our future earnings and operating cash flow may not be sufficient to support a dividend.

Fees and Expenses

The following tables are intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. In these tables, we assume that we have borrowed $200 million under our credit facility, which is the maximum amount available under the credit facility. Except where the context suggests otherwise, whenever this prospectus supplement contains a reference to fees or expenses paid by “you,” “us” or “Prospect Capital,” or that “we” will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company. However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)%
Offering expenses borne by us (as a percentage of offering price)(1)%
Dividend reinvestment plan expenses(2)	None
Total stockholder transaction expenses (as a percentage of offering price)%
Annual expenses (as a percentage of net assets attributable to common stock): (3)
Combined base management fee (____%)(4) and incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income) (____%)(5)%

Interest payments on borrowed funds	%(6)
Other expenses	%(7)
Total annual expenses	%(5)(7)

Example

The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above and that we pay the stockholder transaction costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management would be zero at the 5% annual return assumption required by the SEC for this table, since no incentive fee is paid until the annual return exceeds 7%.  This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher.  In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, or NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.
_______________________

(1)	The offering expenses of this offering are estimated to be approximately $_______.

(2)	The expenses of the dividend reinvestment plan are included in “other expenses.”

(3)
Net assets attributable to our common stock equal net assets (i.e., total assets less liabilities other than liabilities for money borrowed for investment purposes) at December 31, 2008. See “Capitalization” in this prospectus supplement.

(4)
Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities). Assuming that we have borrowed $200 million (the size of our credit facility), the 2% management fee of gross assets equals ____% of net assets. See “Management — Management Services — Investment Advisory Agreement” in the accompanying prospectus and footnote 7 below.

(5)
Based on an annualized level of incentive fee paid during our quarter ended December 31, 2008, all of which consisted of an income incentive fee.  For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Management Services — Investment Advisory Agreement” in the accompanying prospectus.

(6)
We may borrow additional money before and after the proceeds of this offering are substantially invested, but, in general, will utilize debt to the maximum extent reasonably possible before issuing additional equity. After this offering, we will have an increased amount available for us under our $200 million credit facility. For more information, see “Risk Factors — Risks Relating To Our Business And Structure — Changes in interest rates may affect our cost of capital and net investment income” below and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Operating Expenses — Financial Condition, Liquidity and Capital Resources” in the accompanying prospectus. The table above assumes that we have borrowed $200 million under our credit facility, which is the maximum amount available under the credit facility. If we do not borrow amounts following this offering, our base management fee, as a percentage of net assets attributable to common stock, will decrease from the percentage shown in the table above, as borrowings will not represent a proportion of our overall assets.

(7)	“Other expense” is based on our annualized expenses during our quarter ended December 31, 2008. See “Management — Management Services — Administration Agreement” in the accompanying prospectus.

USE OF PROCEEDS

The net proceeds from the sale of ________ shares of our common stock in this offering will be $________ after deducting estimated offering expenses of approximately $_________ payable by us.

We expect to use the net proceeds of this offering initially to maintain balance sheet liquidity, involving repayment of all or a portion of amounts outstanding under our credit facility, investment in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with our investment objective. The revolving period for our credit facility with Rabobank Nederland continues until June 6, 2009, with a term out maturity to June 6, 2010.  Interest under our credit facility is charged at LIBOR plus 175 basis points. Additionally, Rabobank charges a fee on the unused portion of the facility equal to 37.5 basis points per annum, or 50.0 basis points per annum if that unused portion is greater than 50% of the total amount of the facility.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2008:

•	on an actual basis;

•
on an as-adjusted basis giving effect to the sale of _________ shares of our common stock in this offering, at a public offering price of $_____ per share, after deducting estimated offering expenses of approximately $_______ payable by us, and our receipt of the estimated net proceeds from that sale.

This table should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2008
	Actual	As adjusted for this offering(1)
	(Unaudited) (In 000s, except shares and per share data)
Long-term debt, including current maturities:
Borrowings under senior credit facility	$138,667	$
Amount owed to affiliates

Total long-term debt
Stockholders' equity:
Common stock, par value $0.001 per share (100,000,000 common shares authorized; 29,637,928 shares outstanding actual, and shares outstanding as adjusted	30
Paid-in capital in excess of par value	442,838
Undistributed net investment income	13,122
Accumulated realized losses on investments	(12,311)
Net unrealized depreciation on investments	(15,876)

Total stockholders’ equity	427,803

Total capitalization	$566,470	$

(1)	The proceeds from the sale of our common stock in this offering may be used to repay in part amounts outstanding under the credit facility.

Common stock of BDCs, like that of closed-end investment companies, frequently trades at a discount to current net asset value. Recently, our common stock has traded at a discount to our net asset value, adversely affecting our ability to raise capital. The risk that our common stock may continue to trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from NAV per share during the 12 month period following such approval.  In order to sell shares pursuant to this authorization, a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders, and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount.  We are also permitted to sell shares of common stock below NAV per share in rights offerings, although we will not do so under this prospectus.

The offering being made pursuant to this prospectus supplement is at a price below our most recently determined NAV per share. In making a determination that this offering is in our and our stockholders' best interests, our Board of Directors considered a variety of factors including matters such as:

•	The effect that the offering will have on our stockholders, including the potential dilution they may experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of our common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares;

•	The potential market impact of being able to raise capital during the current financial market difficulties;

•	The nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us.

Our Board of Directors also considered the fact that sales of common stock at a discount will benefit our Advisor as the Advisor will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other securities of the Company or from the offering of common stock at a premium to NAV per share.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

Aggregate Amount of Dilution

We will not sell shares under a prospectus supplement to the post-effective amendment to the registration statement of which this prospectus forms a part (the "current amendment") if the cumulative dilution to the Company's NAV per share exceeds 15%.  This would be measured separately for each offering pursuant to the current amendment by multiplying the difference between the most recently calculated NAV per share prior to such offering and the public offering price in such offering times the number of shares sold in the offering and then comparing the sum of such amounts for all such offerings to the aggregate NAV of the Company most recently determined prior to the effectiveness of the current amendment.

PLAN OF DISTRIBUTION

We are selling the shares of our common stock under this prospectus supplement directly to institutional investors in a negotiated transaction in which no party is acting as an underwriter, dealer or agent. Subject to the terms of the subscription agreement with these investors, we have agreed to sell ___________ shares of our common stock at a price of $______ per share in cash. We determined the per share price through negotiations with the investors.

We expect to have our transfer agent deliver the shares of our common stock after we receive the payment of the total purchase price therefor in immediately available funds.

Our common stock is listed on the Nasdaq Global Market under the symbol “PSEC.”

We will bear all of the expenses that we incur in connection with the offering of our shares of common stock under this prospectus supplement. We estimate the total expenses payable by us in connection with the offering will be approximately $_____________.

LEGAL MATTERS

Certain legal matters regarding the common stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Venable LLP as special Maryland counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO Seidman LLP is the independent registered public accounting firm for the Company.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our common stock offered by this prospectus supplement. The registration statement contains additional information about us and the common stock being registered by this prospectus supplement. We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information and the information specifically regarding how we voted proxies relating to portfolio securities for the period ended June 30, 2008, are available free of charge by contacting us at 10 East 40th Street, 44th floor, New York, NY 10016 or by telephone at toll-free (888) 748-0702. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet site at http://www.sec.gov. Copies of these reports, proxy and information statements and

As filed with the Securities and Exchange Commission on March __, 2009
Registration No. 333-143819

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2

☒    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
 ☐    PRE-EFFECTIVE AMENDMENT NO.
          ☒  POST-EFFECTIVE AMENDMENT NO. 10

PROSPECT CAPITAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

10 East 40th Street, 44th Floor
New York, NY 10016

(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code:  (212) 448-0702

John F. Barry III
Brian H. Oswald
c/o Prospect Capital Management LLC
10 East 40th Street, 44th Floor
New York, NY 10016
(212) 448-0702
(Name and Address of Agent for Service)

Copies of information to:
Richard T. Prins
Skadden Arps Slate Meagher & Flom LLP
4 Times Square
New York, NY  10036
(212) 735-3000

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☒     when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐     This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐     This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is             .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.001 par value per share(2)			$
Preferred Stock(2)
Debt Securities(3)
Warrants(4)
Total	$500,000,000		$500,000,000(5)	$19,650(6)

(1)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, which permits the registration fee to be calculated on the basis of the maximum offering price of all the securities listed, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or proposed maximum aggregate offering price.

(2)	Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of common stock or preferred stock as may be sold, from time to time.
(3)
Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time.  If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $500,000,000.

(4)
Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.

(5)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $500,000,000.
(6)	Previously paid.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to Completion
Preliminary Prospectus dated March __, 2009

$500,000,000

(PROSPECT LOGO)

PROSPECT CAPITAL CORPORATION
Common Stock
Preferred Stock
Debt Securities
Warrants

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our common stock, preferred stock, debt securities or rights to purchase shares of common stock, preferred stock or debt securities, collectively, the Securities, to provide us with additional capital.  Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus.  You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities.

We may offer shares of common stock at a discount to net asset value per share in certain circumstances.  Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share.

Our Securities may be offered directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers.  The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated.  See "Plan of Distribution."  We may not sell any of our Securities through agents, underwriters or dealers without delivery of the prospectus and a prospectus supplement describing the method and terms of the offering of such Securities.  Our common stock is traded on The NASDAQ Global Select Market under the symbol "PSEC."  As of March __, 2009, the last reported sales price for our common stock was $        .

Prospect Capital Corporation, or the Company, is a company that lends to and invests in middle market privately-held companies.  Prospect Capital Corporation, a Maryland corporation, has been organized as a closed-end investment company since April 13, 2004 and has filed an election to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act, and is a non-diversified investment company within the meaning of the 1940 Act.

Prospect Capital Management LLC, our investment adviser, manages our investments and Prospect Administration LLC, our administrator, provides the administrative services necessary for us to operate.

Investing in our Securities involves a heightened risk of total loss of investment and is subject to risks.  Before buying any Securities, you should read the discussion of the material risks of investing in our Securities in "Risk Factors" beginning on page 9 of this prospectus.

This prospectus contains important information about us that you should know before investing in our Securities.  Please read it before making an investment decision and keep it for future reference.  We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC.  This information will be available free of charge by writing to Prospect Capital Corporation at 10 East 40th Street, 44th Floor, New York, NY  10016, or by calling collect at 212-448-0702.  Our Internet address is http://www.prospectstreet.com.  You may also obtain information about us from the SEC's website (http://www.sec.gov).

Table of Contents

Page
About this Prospectus	ii
Prospectus Summary	1
Selected Condensed Financial Data	7
Risk Factors	9
Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Report of Management on Internal Control Over Financial Reporting	43
Use of Proceeds	44
Forward-Looking Statements	45
Distributions	47
Price Range of Common Stock	49
Business	50
Management	56
Certain Relationships and Transactions	73
Control Persons and Principal Stockholders	74
Portfolio Companies	75
Determination of Net Asset Value	78
Sales Of Common Stock Below Net Asset Value	79
Dividend Reinvestment Plan	83
Material U.S. federal Income Tax Considerations	85
Description of Our Capital Stock	92
Description of Our Preferred Stock	98
Description of Our Debt Securities	99
Description of Our Warrants	100
Regulation	102
Custodian, Transfer and Dividend Paying Agent and Registrar	108
Brokerage Allocation and Other Practices	109
Plan of Distribution	110
Legal Matters	112
Independent Registered Public Accounting Firm	112
Available Information	112
Index to Financial Statements	F-1
Part C – Other Information	C-1

i

The Offering

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our Securities to, which we expect to use initially to maintain balance sheet liquidity and thereafter to make long-term investments in accordance with our investment objectives.

Our Securities may be offered directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers.  The prospectus supplement relating to a particular offering will disclose the terms of that offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters, or the basis upon which such amount may be calculated.  See "Plan of Distribution."  We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.

We may offer shares of common stock at a discount to net asset value per share at prices approximating market value less selling expenses upon approval of our directors, including a majority of our independent directors, incertain circumstances.  See "Sales of Common Stock Below Net Asset Value" in this prospectus and in the prospectus supplement, if applicable.  Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share.  We will not offer shares of common stock at a discount to net asset value through a rights offering under this prospectus.

Set forth below is additional information regarding the offering of our Securities:

Use of proceeds
Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus initially to maintain balance sheet liquidity, involving repayment of all or a portion of amounts outstanding under our credit facility, investments in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with our investment objective.  See "Use of Proceeds."

Distributions
We have paid quarterly distributions to the holders of our common stock and generally intend to continue to do so.  The amount of the quarterly distributions is determined by our Board of Directors and is based on our estimate of our investment company taxable income and net short-term capital gains.  Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or accounting reclassifications.  Distributions in excess of our current or accumulated earnings or profits constitute a return of capital and will reduce the stockholder's adjusted tax basis in such stockholder's common stock.  After the adjusted basis is reduced to zero, these distributions will constitute capital gains to such stockholders.  Certain additional amounts may be deemed as distributed to stockholders for income tax purposes.  Other types of Securities will likely pay distributions in accordance with their terms.  See "Price Range of Common Stock," "Distributions" and "Material U.S. Federal Income Tax Considerations."

Taxation
We have qualified and elected to be treated for U.S. Federal income tax purposes as a regulated investment company, or a RIC, under Subchapter M of the Internal Revenue Code of 1986, or the Code.  As a RIC, we generally do not have to pay corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends.  To maintain our qualification as a RIC and obtain RIC tax treatment, we must to stockholders could have a materially adverse effect on the total return, if any, obtainable from an investment in our Securities. See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Securities.

Plan of distribution
We may offer, from time to time, up to $500,000,000 of our common stock, preferred stock, debt securities or rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering.  Securities may be offered at prices and on terms described in one or more supplements to this prospectus directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers.  The supplement to this prospectus relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will set forth any applicable purchase price, fee and commission or discount arrangement or the basis upon which such amount may be calculated.  We may not sell Securities pursuant to this prospectus without delivering a prospectus supplement describing the method and terms of the offering of such Securities.  For more information, see "Plan of Distribution."

Fees and Expenses

The following tables are intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly.  We caution you that some of the percentages indicated in the table below are estimates and may vary.  In these tables, we assume that we have borrowed $200 million under our credit facility, which is the maximum amount available under the credit facility.  Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you" or "us" or that "we" will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company.  However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)(1)	4.50%
Offering expenses borne by us (as a percentage of offering price)(2)	0.20%
Dividend reinvestment plan expenses(3)	None
Total stockholder transaction expenses (as a percentage of offering price)(4)	4.70%
Annual expenses (as a percentage of net assets attributable to common stock)*:
Combined base management fee (3.04%)(5) and incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income) (2.8%)(6)	5.84%
Interest payments on borrowed funds	1.37	%(7)
Other expenses	2.39	%(8)
Total annual expenses	9.59	%(6)(8)

Example

The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock.  In calculating the following expense amounts, we have assumed we would have borrowed all $200 million available under our line of credit, that our annual operating expenses would remain at the levels set forth in the table above and that we would pay the stockholder costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$111.80	$237.93	$359.56	$644.99

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.  The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management would be zero at the 5% annual return assumption, as required by the SEC for this table, since no incentive fee is paid until the annual return exceeds 7%.  This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods.  If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher.  In addition, while the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend.  See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses.  Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

*	Net assets attributable to our common stock equal net assets (i.e., total assets less liabilities other than liabilities for money borrowed for investment purposes) at December 31, 2008.
(1)	In the event that the Securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the estimated applicable sales load.
(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the estimated offering expenses borne by us as a percentage of the offering price.
(3)	The expenses of the dividend reinvestment plan are included in "other expenses."
(4)	The related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.
(5)
Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities).  Although no plans are in place to borrow the full amount under our line of credit, assuming that we borrowed $200 million, the 2% management fee of gross assets equals approximately 3.04% of net assets.  See "Management ― Management Services ― Investment Advisory Agreement" and footnote 6 below.

(6)
The incentive fee payable to our Investment Adviser under the Investment Advisory Agreement is based on our performance and will not be paid unless we achieve certain goals.  Under the assumption of a 5% return required in the example, no incentive fee would be payable.  The incentive fee consists of two parts.  The first part, the income incentive fee, which is payable quarterly in arrears, will equal 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate, subject to a "catch up" provision measured as of the end of each calendar quarter.  In the three months ended December 31, 2008, we paid an incentive fee of $2.99 million (see calculation below).  We expect the incentive fees we pay to increase to the extent we earn greater interest and dividend income through our investments in portfolio companies and, to a lesser extent, realize capital gains upon the sale of warrants or other equity investments in our portfolio companies and to decrease if our interest and dividend income and capital gains decrease.  The "catch-up" provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%).  The catch-up provision is meant to provide Prospect Capital Management with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%).  The income incentive fee will be computed and paid on income that may include interest that is accrued but not yet received in cash.  If interest income is accrued but never paid, the Board of Directors would decide to write off the accrual in the quarter when the accrual is determined to be uncollectible. The write off would cause a decrease in interest income for the quarter equal to the amount of the prior accrual. The Investment Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive as a result of a default by an entity on the obligation that resulted in the accrual of such income. Our pre-incentive fee net investment income used to calculate the income incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 5 above). The second part of the incentive fee, the capital gains incentive fee, will equal 20% of our realized capital gains, if any, during a particular year computed net of all realized capital losses and unrealized capital depreciation.

Examples of how the incentive fee is calculated are as follows:

Assuming pre-incentive fee net investment income of 0.55%, there would be no income incentive fee because such income would not exceed the hurdle rate of 1.75%.

Assuming pre-incentive fee net investment income of 2%, the income incentive fee would be as follows:

= 100% × (2%-1.75%)

= 0.25%

Assuming pre-incentive fee net investment income of 2.30%, the income incentive fee would be as follows:

= (100% × ("catch-up":  2.1875%-1.75%)) + (20% × (2.30%-2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%) = 0.4375% + 0.0225% = 0.46%

Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains incentive fee would be as follows:

= 20% × (6%-1%)

= 20% × 5% = 1%

The following is a calculation of the most recently paid incentive fee paid in September 2008 (for the quarter ended December 31, 2008) (in thousands):

Prior Quarter Net Asset Value	$431,739
Quarterly Hurdle Rate	1.75%
Current Quarter Hurdle	$7,555
125% of the Quarterly Hurdle Rate	2.1875%
125% of the Current Quarter Hurdle	$9,444
Current Quarter Pre Incentive Fee Net Investment Income	$14,950
Incentive Fee ― "Catch-Up"	$1,889
Incentive Fee ― 20% in excess of 125% of the Current Quarter Hurdle	$1,101
Total Current Quarter Incentive Fee	$2,990

For a more detailed discussion of the calculation of the two-part incentive fee, see "Management ― Management Services ― Investment Advisory Agreement."

(7)
The table above assumes that we have borrowed all $200 million available under our line of credit, although no plans are in place to borrow the full amount under our line of credit.  The table below shows our estimated annual expenses as a percentage of net assets attributable to common stock, assuming that we did not incur any indebtedness.

Base management fee	2.10%
Incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)	2.80%
Interest payments on borrowed funds	None
Other expenses	3.32%
Total annual expenses (estimated)	8.22%

(8)
"Other expenses" is based on our annualized expenses during our quarter ended December 31, 2008 representing all of our estimated recurring operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as expenses in our Statement of Operations.  The estimate of our overhead expenses, including payments under an administration agreement with Prospect Administration, or the Administration Agreement, based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement.  "Other expenses" does not include non-recurring expenses.  See "Management ― Management Services ― Administration Agreement."

current operating policies and strategies would have on our business, financial condition, and value of our common stock. However, the effects might be adverse, which could negatively impact our ability to pay dividends and cause stockholders to lose all or part of their investment.

Risks Relating To Our Securities

Investing in our securities may involve a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be speculative and aggressive, and therefore, an investment in our shares may not be suitable for someone with low risk tolerance.

The market price of our securities may fluctuate significantly.

The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•
significant volatility in the market price and trading volume of securities of business development companies or other companies in the energy industry, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

•	loss of RIC qualification;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of one or more of Prospect Capital Management's key personnel;

•	operating performance of companies comparable to us;

•	changes in prevailing interest rates;

•	litigation matters;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Sales of substantial amounts of our securities in the public market may have an adverse effect on the market price of our securities.

As of March __, 2009, we have 29,786,128 shares of common stock outstanding. Sales of substantial amounts of our securities or the availability of such securities for sale could adversely affect the prevailing market price for our securities. If this occurs and continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on The NASDAQ Global Select Market under the symbol "PSEC."  The following table sets forth, for the periods indicated, our net asset value per share of common stock and the high and low sales prices per share of our common stock as reported on The NASDAQ Global Select Market.  Our common stock historically trades at prices both above and below its NAV.  There can be no assurance, however, that such premium or discount, as applicable, to NAV will be maintained.

	Stock Price			Premium (Discount) of High to	Premium (Discount) of Low to	Dividend
	NAV(1)	High(2)	Low(2)	NAV	NAV	Declared
Twelve Months Ending June 30, 2005
First quarter	$13.67	$15.45	$14.42	13.0%	5.5%	—
Second quarter	13.74	15.15	11.63	10.3%	(15.4)%	$0.100
Third quarter	13.74	13.72	10.61	(0.1)%	(22.8)%	0.125
Fourth quarter	14.59	13.47	12.27	(7.7)%	(15.9)%	0.150
Twelve Months Ending June 30, 2006
First quarter	$14.60	$13.60	$11.06	(6.8)%	(24.2)%	$0.200
Second quarter	14.69	15.46	13.02	5.2%	(12.6)%	0.280
Third quarter	14.81	16.64	15.00	12.4%	1.3%	0.300
Fourth quarter	15.31	17.05	15.83	11.5%	3.4%	0.340
Twelve Months Ending June 30, 2007
First quarter	$14.86	$16.77	$15.30	12.9%	2.3%	$0.380
Second quarter	15.24	18.79	15.60	24.5%	(0.9)%	0.385
Third quarter	15.18	17.68	16.40	16.5%	8.0%	0.3875
Fourth quarter	15.04	18.68	16.91	24.2%	12.4%	0.390
Twelve Months Ending June 30, 2008
First quarter	$15.08	$18.68	$14.15	24.7%	(16.1)%	$0.3925
Second quarter	14.58	17.17	11.22	18.3%	(23.3)%	0.395
Third quarter	14.15	16.00	13.55	13.1%	(4.2)%	0.400
Fourth quarter	$14.55	$16.12	$13.18	10.8%	(9.4)%	0.40125
Twelve Months Ending June 30, 2009
First quarter	$14.63	$14.24	$11.12	(0.3)%	(24.0)%	$0.4025
Second quarter	14.43	$13.08	$6.29	(9.4)%	(56.4)	0.40375
Third quarter (to 3/__/09)	—(3)	$12.89	$6.58	—(3)	—(3)	—

(1)
Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high or low sales price.  The net asset values shown are based on outstanding shares at the end of each period.

(2)	The High/Low Stock Price is calculated as of the closing price on a given day in the applicable quarter.
(3)	NAV has not yet been finally determined for any day after September 30, 2008.

On March __, 2009, the last reported sales price of our common stock was $_____ per share.  As of December 31, 2008, we had approximately 47 stockholders of record.

Andrew C. Cooper, 47	Director	Class II Director since February 2009; Term expires 2009
Mr. Cooper is an entrepreneur, who over the last 11 years has founded, built, run and sold three companies.  He is Co-Chief Executive Officer of Unison Site Management, Inc., a specialty finance company focusing on cell site easements, and Executive Director of Brand Asset Digital, a digital media marketing and distribution company.  Prior to that, Mr. Cooper focused on venture capital and investment banking for Morgan Stanley for 14 years.
			One	Unison Site Management, LLC, Brand Asset Digital, LLC and Aquatic Energy, LLC

(1)
Our Board of Directors is divided into three classes of directors serving staggered three-year terms.  Mr. Anderson is a Class I director with  a term that will expire in 2011, Mr. Eliasek is a  Class II director with a term that will expire in 2009 and Mr. Barry and Mr. Stark are Class III directors with terms that will expire in 2010.

(2)	No director otherwise serves as a director of an investment company subject to the 1940 Act.

Interested Directors

Name and Age	Position(s) Held with the Company	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director(2)

John F. Barry III(3) 57	Director, Chairman of the Board of Directors, and Chief Executive Officer	Class III Director since June 2004; Term expires 2010
Chairman and Chief Executive Officer of the Company; Managing Director and Chairman of the Investment Committee of Prospect Capital Management and Prospect Administration since June 2004; Managing Director of Prospect Capital Management.
				One	None

M. Grier Eliasek(3) 35	Director, President and Chief Operating Officer	Class II Director since June 2004; Term expires 2009	President and Chief Operating Officer of the Company, Managing Director of Prospect Capital Management and Prospect Administration	One	None

The net investment income used to calculate this part of the incentive fee is also included in the amount of the gross assets used to calculate the 2% base management fee.  We pay the Investment Adviser an income incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

•
100.00% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate); and

•
20.00% of the amount of our pre-incentive fee net investment income, if any, that exceeds 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate).

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year.  In determining the capital gains incentive fee payable to the Investment Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio.  For the purpose of this calculation, an "investment" is defined as the total of all rights and claims which may be asserted against a portfolio company arising out of our participation in the debt, equity, and other financial instruments issued by that company.  Aggregate realized capital gains, if any, equals the sum of the differences between the aggregate net sales price of each investment and the aggregate cost basis of such investment when sold or otherwise disposed.  Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate cost basis of such investment when sold or otherwise disposed.  Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate cost basis of such investment as of the applicable calendar year-end.  At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation.  If this number is positive, then the capital gains incentive fee payable is equal to 20% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

The total base management fees earned by and paid to Prospect Capital Management during the three months ended September 30, 2008 and September 30, 2007 were $2.8 million and $1.9 million respectively, and $8.9 million, $5.4 million and $2.1 million for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

The income incentive fees were $5.9 million and $1.9 million, for the three months ended September 30, 2008 and September 30, 2007 respectively, and $11.3 million, $5.8 million and $1.8 million for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  No capital gains incentive fees were earned for the three months ended September 30, 2008 and September 30, 2007.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

As of March __, 2009, there were no persons that owned 25% or more of our outstanding voting securities, and we believe no person should be deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of March __, 2009, certain ownership information with respect to our common stock for those persons who directly or indirectly own, control or hold with the power to vote, 5% or more of our outstanding common stock and all officers and directors, as a group.  Unless otherwise indicated, we believe that the beneficial owners set forth in the tables below have sole voting and investment power.

Name and Address	Type of Ownership	Shares Owned	Percentage of Common Stock Outstanding(1)
Prospect Capital Management LLC(2)	Record and beneficial	826,635	2.56%
All officers and directors as a group (7 persons)(3)	Record and beneficial	1,416,284	4.21%

(1)	Does not reflect shares of common stock reserved for issuance upon any exercise of any underwriters' overallotment option.
(2)	John F. Barry is a control person of Prospect Capital Management.
(3)
Represents shares of common stock held by Prospect Capital Management.  Because John F. Barry controls Prospect Capital Management, he may be deemed to be the beneficial owner of shares of our common stock held by Prospect Capital Management.  The address for all officers and directors is c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016.

The following table sets forth the dollar range of our equity securities beneficially owned by each of our directors and officers as of January 16, 2009.  We are not part of a "family of investment companies" as that term is defined in the 1940 Act.

Name of Director or Officer	Dollar Range of Equity Securities in the Company(1)
Independent Directors
Graham D.S. Anderson.	$10,001-$50,000
Andrew C. Cooper	none
Eugene S. Stark	$10,001-$50,000
Interested Directors
John F. Barry III(2)	Over $100,000
M. Grier Eliasek	Over $100,000
Officer
Brian H. Oswald(3)	$50,001-$100,000

(1)	Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 or over $100,000.
(2)
Represents an indirect beneficial ownership in shares of our common stock, that are beneficially owned directly by Prospect Capital Management, by reason of Mr. Barry's position as a control person of Prospect Capital Management.

(3)
Mr. William E. Vastardis was also the Chief Compliance Officer until September 30, 2008. On October 1, 2008, Brian H. Oswald assumed this role and effective November 11, 2008, Mr. Oswald also assumed the roles of Chief Financial Officer and Treasurer, replacing Mr. Vastardis. Mr. Oswald is also the Secretary of the Company.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from net asset value (NAV) per share during the twelve-month period following such approval.  In order to sell shares pursuant to this authorization a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders, and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount.  We are permitted to sell shares of common stock below NAV per share in rights offerings although we will not do so under this prospectus.  Any offering of common stock below NAV per share will be designed to raise capital for investment in accordance with our investment objective.

In making a determination that an offering below NAV per share is in our and our stockholders' best interests, our Board of Directors would consider a variety of factors including:

•	The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of par common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares;

•	The potential market impact of being able to raise capital during the current financial market difficulties;

•	the nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us.

Our Board of Directors would also consider the fact that sales of common stock at a discount  will benefit our Advisor as the Advisor will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other securities of the Company or from the offering of common stock at  premium to NAV per share.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

Impact On Existing Stockholders Who Do Not Participate

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks.  These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share.  These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting

		Example 1		Example 2		Example 3
		5% Offering at 5% Discount		10% Offering at 10% Discount		20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Decrease/Increase to NAV	30,000,000	31,500,000	5%	33,000,000	10%	36,000,000	20%
Total Shares Outstanding	$15.00	$14.96	(0.24)%	$14.86	(0.91)%	$14.50	(3.33)%
NAV per Share

Accretion to New Investor A
Shares Held by Investor A	0	1,500		3,000		6,000
Percentage Held by Investor A	0%	.0048%		.0091%		.0167%
Total NAV Held by Investor A	$0			$44,580		$87,000
Investment per Share Held by Investor A	$0	$14.25		$13.50		$12.00
Accretion per Share Held by Investor A (NAV per Share Less Investment per Share)		$0.71	5.01%	$1.36	10.10%	$2.50	20.83%

Aggregate Amount of Dilution

We will not sell shares under a prospectus supplement to the post-effective amendment to the registration statement of which this prospectus forms a part (the "current amendment") if the cumulative dilution to the Company's NAV per share exceeds 15%.  This would be measured separately for each offering pursuant to the current amendment by multiplying the difference between the most recently calculated NAV per share prior to such offering and the public offering price in such offering times the number of shares sold in the offering and then comparing the sum of such amounts for all such offerings to the aggregate NAV of the Company most recently determined prior to the effectiveness of the current amendment.

PLAN OF DISTRIBUTION

We may sell the Securities pursuant to this prospectus and a prospectus supplement in any of four ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser, including existing stockholders in a rights offering; (c) through agents; or (d) directly to our stockholders and others through the issuance of transferable or non-transferable rights to our stockholders. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. We will not sell shares of common stock in a rights offering at a price below NAV per share under this prospectus. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement. The Securities may be sold "at-the-market" to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters or agents and the amounts of Securities underwritten or placed by each of them;

•	the offering price of the Securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to underwriters or agents; and

•	any securities exchanges on which the Securities may be listed.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities from us pursuant to contracts providing for payment and delivery on a future date. Such contracts represent rights or obligations on our part to issue shares and obligations, not options, on the part of applicable institutions to buy such shares. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts. We will not reflect any amounts available to us under any such agreement in our financial statements unless and until we are obligated to sell and the applicable instituion is obligated to purchase a particular number of shares.

We may use Stock to acquire investments in companies, the terms of which will be further disclosed in a prospectus supplement if such stock is issued in an offering hereunder.

Any offering price and any discounts or concessions allowed or reallowed or paid to underwriters or agents may be changed from time to time.

We may sell shares of our common stock at a price below net asset value per share if a majority of the number of beneficial holders of our stock have approved such a sale or if the following conditions are met: (1) holders of a majority of our stock and a majority of our stock not held by affiliated persons have approved issuance at less than net asset value per share during the one-year period prior to such sale; (2) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us have determined that any such sale would be in our best interests and in the best interests of our stockholders; and (3) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of us of firm commitments to purchase such securities or immediately prior to the issuance of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

If underwriters are used in the sale of any Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, any obligations by the underwriters to purchase the Securities will be subject to certain conditions precedent.

We may sell the Securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the Securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Agents, dealers and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell Securities outside of this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sellSsecurities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use Securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge Securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our Securities or in connection with a simultaneous offering of other Securities offered by this prospectus or otherwise.

Any of our common stock sold pursuant to a prospectus supplement will be listed on The NASDAQ Global Select Market, or another exchange on which our common stock is traded.

In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

F-1

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended December 31, 2008 and 2007
(in thousands, except share and per share data)

(Unaudited)

	For The Three Months Ended December 31,		For The Six Months Ended December 31,
	2008	2007	2008	2007
Investment Income
Interest Income
Control investments (Net of foreign withholding tax of $62, $69, $109, and $158, respectively)	$5,075	$5,285	$11,797	$10,348
Affiliate investments (Net of foreign withholding tax of $0, $35, $0, and $70, respectively)	1,075	655	1,635	1,322
Non-control/Non-affiliate investments	11,091	8,876	21,365	15,978
Total interest income	17,241	14,816	34,797	27,648
Dividend income
Control investments	4,584	2,200	9,168	3,650
Money market funds	81	266	220	434
Total dividend income	4,665	2,466	9,388	4,084
Other income: (Note 4)
Control/Affiliate investments	87	—	831	10
Non-control/Non-affiliate investments	220	1,281	12,996	2,212
Total other income	307	1,281	13,827	2,222
Total Investment Income	22,213	18,563	58,012	33,954
Operating Expenses
Investment advisory fees:
Base management fee (Note 7)	2,940	2,112	5,763	3,978
Income incentive fee (Note 7)	2,990	2,665	8,865	4,631
Total investment advisory fees	5,930	4,777	14,628	8,609
Interest and credit facility expenses	1,965	1,618	3,483	2,856
Sub-administration fees (including former Chief Financial Officer and Chief Compliance Officer)	217	206	467	392
Legal fees	184	569	483	1,775
Valuation services	110	120	422	233
Audit, compliance and tax related fees	306	43	629	293
Allocation of overhead from Prospect Administration (Note 7)	588	260	1,176	520
Insurance expense	63	64	124	128
Directors' fees	62	55	143	110
Other general and administrative expenses	295	191	462	503
Tax expense	533	—	533	10
Total Operating Expenses	10,253	7,903	22,550	15,429
Net Investment Income	11,960	10,660	35,462	18,525
Net realized gain (loss) on investments	16	(18,610)	1,661	(18,621)
Net change in unrealized appreciation/depreciation on investments	(5,452)	4,264	(16,601)	4,960
Net Increase (Decrease) in Net Assets Resulting from Operations	$6,524	$(3,686)	$20,522	$4,864
Net increase (decrease) in net assets resulting from operations per share: (Note 6)	$0.22	$(0.16)	$0.69	$0.23
Dividends declared per share:	$0.40	$0.39	$0.80	$0.78

See notes to consolidated financial statements.

F-3

the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof.  If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.

3.  The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (including but not limited to the receipt by the Registrant of an audit opinion reflecting substantial doubt regarding the Registrant's ability to continue as a going concern; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)
that, for the purpose of determining liability under the 1933 Act to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)
that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

C-6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the __ day of March, 2009.

PROSPECT CAPITAL CORPORATION

By:	s/John F. Barry III
John F. Barry III
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March __, 2009.  This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title

s/ John F. Barry III	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
John F. Barry III

s/M. Grier Eliasek	Chief Operating Officer and Director
M. Grier Eliasek

s/ Brian H. Oswald	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)
Brian H. Oswald

s/ Graham D.S. Anderson	Director
Graham D.S. Anderson

s/ Andrew C. Cooper	Director
Andrew C. Cooper

s/ Eugene S. Stark	Director
Eugene S. Stark

C-8